CUSIP No.	22281W103	13D/A	Page	1	of	8
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Covansys Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22281W103
(CUSIP Number)
Todd C. Johnson, Esq.
Senior Vice President and Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 4, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	22281W103	13D/A	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Fidelity National Information Services, Inc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
37-1490331

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,317,000 (See also Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,317,000 (See also Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.89%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	22281W103	13D/A	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Fidelity Information Services, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
71-0405375

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Arkansas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,317,000 (See also Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,317,000 (See also Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.89%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 36,494,351 shares of common stock outstanding as of April 24, 2007 as reported on the Quarterly Report on Form 10-Q filed by Covansys Corporation on May 7, 2007, and assuming exercise of the Warrants (as defined in Item 4 of Amendment No. 1).

CUSIP No.	22281W103	13D/A	Page	4	of	8
Item 1. Security and Issuer
     This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 6, 2004 (the “Original Schedule 13D”) by Fidelity National Financial, Inc., a Delaware corporation (“FNF”), and Fidelity Information Services, Inc., as subsequently amended by the Statement on Schedule 13D/A, filed with the Securities and Exchange Commission on September 17, 2004 (“Amendment No. 1”). This Amendment No. 2 relates to the common stock, no par value (the “Common Stock”), of Covansys Corporation, a Michigan corporation (“Covansys”). The principal executive offices of Covansys are located at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334. Except as specifically amended by this Amendment No. 2, the Original Schedule 13D, as amended by Amendment No. 1, remains in full force and effect. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D and/or Amendment No. 1.
Item 2. Identity and Background
     Item 2 of the Original Schedule 13D, as amended by Amendment No. 1 is hereby amended and restated in its entirety as follows:
     Fidelity Information Services, Inc. is an Arkansas corporation (“FI”) and wholly-owned subsidiary of Fidelity National Information Services, Inc., a Georgia corporation (“FIS”). On November 9, 2006, FNF was merged with and into FIS, with FIS continuing as the surviving corporation following the merger. Each of FI and FIS has its principal business and principal executive offices located at 601 Riverside Avenue, Jacksonville, Florida 32204. FI is engaged in the business of providing technology and processing services to financial institutions and the mortgage and financial services industries. FIS is a holding company whose subsidiaries are engaged in the business of providing technology and processing services to financial institutions and the mortgage and financial services industries. Information regarding the directors, executive officers and controlling persons of FI and FIS is set forth on Schedule I attached hereto, which schedule is incorporated herein by reference.
     During the last five years, neither FI nor FIS, nor, to the best knowledge of FI and FIS, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
     On May 4, 2007, FI filed a Form 144 indicating its intention to sell up to 2,400,000 shares of Common Stock under Rule 144 over the next 90 days. From May 4, 2007 through May 9, 2007, FI sold 1,683,000 shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D, as amended by Amendment No. 1 is hereby amended and supplemented by adding the following at the end thereof:
     FI is the direct beneficial owner of 13,317,000 shares of Common Stock (assuming exercise of the Warrants), constituting approximately 32.89% of the outstanding shares of Common Stock based on 36,494,351 shares of Common Stock reported as outstanding on the Quarterly Report on Form 10-Q filed

CUSIP No.	22281W103	13D/A	Page	5	of	8
by Covansys on May 7, 2007, and assuming exercise of the Warrants (as defined in Item 4 of Amendment No. 1.)
     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by FI, nor to the knowledge of FI, as of the date hereof, by any person listed on Schedule I hereto.
     No person other than FIS is known by FI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by FI.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
8	Joint Filing Agreement, dated as of May 10, 2007, by and between Fidelity Information Services, Inc. and Fidelity National Information Services, Inc.

CUSIP No.	22281W103	13D/A	Page	6	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
Date: May 10, 2007	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

FIDELITY INFORMATION SERVICES, INC.
Date: May 10, 2007	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

CUSIP No.	22281W103	13D/A	Page	7	of	8

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
FIDELITY INFORMATION SERVICES, INC. AND
FIDELITY NATIONAL INFORMATION SERVICES, INC.
     The names and present principal occupations of the directors and executive officers of Fidelity Information Services, Inc. (“FI”) and Fidelity National Information Services, Inc. (“FIS”) are set forth below. FI is a wholly owned subsidiary of, and is controlled by, FIS. The business address of each director or executive officer is that of FIS. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FI or FIS, as applicable. Each of the named individuals is a citizen of the United States.
Directors and executive officers of FI:

William P. Foley, II	Chairman of the Board and Director
Lee A. Kennedy	Chief Executive Officer and Director
Jeffrey S. Carbiener	Executive Vice President, Chief Financial Officer and Director
Todd C. Johnson	Senior Vice President and Secretary
Directors and executive officers of FIS:

William P. Foley, II	Executive Chairman of the Board and Director
Lee A. Kennedy	President, Chief Executive Officer and Director
Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer
Alan L. Stinson	Executive Vice President — Finance
Brent B. Bickett	Executive Vice President — Strategic Planning
Michael L. Gravelle	Executive Vice President — Legal
Fred Parvey	Executive Vice President and Chief Information Officer
Gary Norcross	President, Integrated Financial Solutions
Frank Sanchez	President, Enterprise Banking and Retail Solutions
Michael Sanchez	Chairman, International
Daniel Scheuble	President, Mortgage Processing Services
Eric Swenson	President, Mortgage Information Services
Ronald D. Cook	Senior Vice President and General Counsel
Kelly Feese	Senior Vice President, Human Resources
Francis K. Chan	Senior Vice President and Chief Accounting Officer
Todd C. Johnson	Senior Vice President and Secretary
Robert M. Clements	Director
Thomas M. Hagerty	Director
Marshall Haines	Director
Keith W. Hughes	Director
David K. Hunt	Director
James K. Hunt	Director
Daniel D. (Ron) Lane	Director
Richard N. Massey	Director
Cary H. Thompson	Director

CUSIP No.	22281W103	13D/A	Page	8	of	8
EXHIBIT INDEX

Exhibit No.	Description
8	Joint Filing Agreement, dated as of May 10, 2007, by and between Fidelity Information Services, Inc. and Fidelity National Information Services, Inc.